Exhibit 11

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Grown Rogue International Inc. (“Grown Rogue” or the “Company”)
550 Airport Road
Medford, Oregon
United States 97504

Item 2	Date of Material Change

June 25, 2024 and June 27, 2024

Item 3	News Release

Two news releases were issued by the Company on June 28, 2024 and July 3, 2024 respectively through the facilities of Cision and were subsequently filed on SEDAR+.

Item 4	Summary of Material Change

On June 28, 2024, Grown Rogue announced that, further to its press release dated June 24, 2024, it completed a reorganization of the Company’s share capital (the “Share Reorganization”), as approved by the shareholders of the Company at its annual and special meeting held on June 24, 2024 (the “Meeting”).

On July 3, 2024, Grown Rogue announced that it had entered secured drawdown promissory note agreement dated June 25, 2024 (the “Note”) with ABCO Garden State, LLC (“ABCO”), a New Jersey Class 1 licensed cultivator. Grown Rogue owns 44% of ABCO, with an option to acquire an additional 26% of ABCO, subject to regulatory approval.

Item 5.1	Full Description of Material Change

Share Reorganization

On June 28, 2024, Grown Rogue announced that, further to its press release dated June 24, 2024, it has completed the Share Reorganization, as approved by the shareholders of the Company at the Meeting.

Pursuant to the Share Reorganization, the Company amended its articles to redesignate its existing class of common shares without par value in the capital of the Company as Subordinate Voting Shares (“SV Shares”) and created a new class of unlisted Multiple Voting Shares (“MV Shares”).

The new CUSIP and ISIN for the SV Shares are 39986R304 and CA39986R3045, respectively. The trading symbol for the SV Shares remains “GRIN” on the Canadian Securities Exchange. The record date for the Share Reorganization was June 26, 2024, and the Share Reorganization became effective on June 27, 2024.

The Company has received conversion notices from holders of 75,194,941 SV Shares, converting their SV Shares into 75,194.941 MV Shares (the “SV Conversion”). Following the completion of the SV Conversion, the Company has 143,421,864 SV Shares and 75,194.941 MV Shares outstanding.

Grown Rogue Equity Capitalization
Prior to the Share Reorganization
	Shares Outstanding	Total Votes
Common Shares	218,616,805	218,616,805

Following the Completion of the Share Reorganization
	Shares Outstanding	Total Votes
Subordinate Voting Shares	143,421,864	143,421,864
Multiple Voting Shares	75,194.941	75,194,941
Total	143,497,059	218,616,805

Promissory Note

On July 3, 2024, Grown Rogue announced that it had entered into the Note with ABCO, a New Jersey Class 1 licensed cultivator. As of today, Grown Rogue owns 44% of ABCO, with an option to acquire an additional 26% of ABCO, subject to regulatory approval.

The key deal terms are as follows:

● Grown Rogue will lend up to US$3,000,000 to ABCO under the Note to support ongoing construction and working capital as ABCO ramps its operations. On June 25, 2024, Grown Rogue advanced $500,000 to ABCO, representing the first drawdown under the Note.

● The Note has preferential repayment, and interest on the outstanding principal will accrue at 10.5% per annum.

● The Note, including all accrued and unpaid interest, shall be due and payable on June 25, 2025.

ABCO is a related party to the Company as defined under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and the Note constitutes a “related party transaction” as defined in MI 61-101. The Company relied on exemptions from the formal valuation and minority approval requirements in sections 5.5(b) and 5.7(1)(a) of MI 61-101 on the basis that the Company is not listed on a specified market and the fair market value of the Note is less than 25 per cent of the Company’s market capitalization, as determined in accordance with MI 61-101.

The purpose and business reason for the transaction was to finance the Company’s New Jersey business operations conducted by ABCO. It is anticipated that the Note will positively impact the Company’s business and affairs by enhancing its operational control and financial returns from these activities.

The Note was reviewed and unanimously approved by the Company’s Board of Directors, which determined that the Note was completed on market terms, was fair to minority security holders and in the overall best interests of the Company. No special committee was created because the Note was unanimously approved by the Board of Directors.

This material change report was filed less than 21 days before the issuance of the Note (the “Closing Date”). In the view of the Company, this was reasonable in the circumstances due to the fact that the terms and definitive agreements of the Note were not finalized 21 days before the Closing Date, and the applicable parties wished to enter into the Note as expeditiously as possible for sound business reasons. There have been no prior valuations of ABCO that are relevant to the above-described Note made within the 24-month period before the date of this material change report.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

J. Obie Strickler

Chief Executive Officer

Tel: +1 458 226 2100

Email: obie@grownrogue.com

Item 9	Date of Report

July 3, 2024.

FORWARD-LOOKING STATEMENTS

This material change report contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company and securing applicable regulatory approvals, (iv) expectations for other economic, business, and/or competitive factors, and (v) statements regarding ABCO’s New Jersey facility, including statements regarding its operations, construction and future advances under the Note. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on SEDAR+.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward‐looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR+ at www.sedarplus.ca. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.